UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 30, 2022

Landa App 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

The following updates certain information provided in the Master Series Table found in the offering circular (the “Offering Circular”) of Landa App 2 LLC (the “Company”) filed December 3, 2021 regarding the properties set forth below (the “Properties” and each a “Property”).

New Lease Agreements and Renewals

The following lease agreement (the “Lease Agreement”) was renewed with the tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)

Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	3192 Lake Monroe Road, Douglasville, GA 30135	05/01/2022	$1,400	04/30/2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the Lease Agreement and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreement, which is filed as Exhibit 6.1 to this report.

Item 9. Other Events

Landa Holdings, Inc., the manager (the “Manager”) of the Company, has determined that for administrative convenience, the Company should convert from “registered” to “protected” status under the Delaware Limited Liability Company Act. Each series formed under the Company (each a “Series” and together, the “Series”) remains a separate entity for purposes of Delaware law and no Series has rights to, nor liability for, the assets of any other Series.

To effect the conversion, on April 29, 2022, entered into an Amended and Restated Limited Liability Company Operating Agreement of the Company (the “A&R Operating Agreement”), which amends and replaces that certain Limited Liability Company Operating Agreement of the Company, dated June 15, 2021.

Under the A&R Operating Agreement, the business and operations of each Series formed under the Company will be conducted pursuant to the terms and conditions set forth in the A&R Operating Agreement and a Series Designation for such Series. The Manager to each Series will continue to conduct, direct and exercise full control and sole discretion over all major activities of such Series. The Manager will have the sole power and authority to bind or take any action on behalf of each Series, or to exercise any rights and powers granted to each Series under the A&R Operating Agreement or any other agreement, instrument, or other document to which a Series is a party. Except as otherwise required by law, no holder of shares in a Series will have voting rights or governance rights.

Also, on April 29, 2022, the Manager to each of the Series listed on the cover page of this report, terminated the limited liability company agreement and issued a Series Designation for such Series. In addition, the Manager, on behalf of each Series, filed a Certificate of Conversion of Registered Series with the Secretary of State of the State of Delaware to convert each Series from a registered series into a protected series of the Company.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
2.1	Amended and Restated Limited Liability Company Operating Agreement of the Company
3.1	Series Designation for Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC
3.2	Series Designation for Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
3.3	Series Designation for Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC
3.4	Series Designation for Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
3.5	Series Designation for Landa App 2 LLC – 126 Wildwood Road Stockbridge GA LLC
3.6	Series Designation for Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
3.7	Series Designation for Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC
3.8	Series Designation for Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC
6.1	Lease Agreement for 3192 Lake Monroe Road, Douglasville, GA 30135

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2022

LANDA APP 2 LLC

By:	Landa Holdings, Inc.,
its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer and President

 3